

Mail Stop 4631

December 27, 2016

Via E-Mail
Mr. Scott M. Asbjornson
Chief Financial Officer
AAON, Inc.
2425 South Yukon, Tulsa,
Oklahoma 74107

> **Re: AAON, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **File No. 0-18953**

Dear Mr. Asbjornson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Cash, *for*

Terence O'Brien
Accounting Branch Chief

Office of Manufacturing and
Construction